UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

 The Securities Exchange Act Of 1934

For the month of November 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Report of Third Quarter 2017 Consolidated Results

2.	Third Quarter 2017 Consolidated Earnings Results Presentation

Item 1

Report of 3Q2017 consolidated results

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in these quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS. IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.

The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated financial information for the second and third quarters of 2017, and the third quarter of 2016, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this document we refer to billions as thousands of millions.

1

Bogotá, November 27th, 2017. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps 437.9 billion for 3Q17 versus a Ps 470.8 billion figure reported for 2Q17. ROAE for the quarter was 11.2% and ROAA for the quarter was 1.3%.

The following are the key messages of the quarter (1/2):

•	There are a few indications which point to a recovery of the Colombian economy – GDP grew at 2% during 3Q2017 after observed growths of 1.2% in 2Q17 and 1.3% in 1Q17. Monthly inflation numbers keep coming in lower than consensus which bodes well for an annual inflation within the Central Bank’s target of less than 4%. Stability has returned to the COP/USD exchange rate and current account, trade and fiscal deficits are slowly subsiding.

•	In any case, growth will be notoriously shy of our expectation at the beginning of the year. In fact, this year’s GDP growth will likely only be of approximately 1.70%. However, should these trends continue, we estimate that 2018’s GDP growth will near 2.50%.

•	As we have said in previous calls, a slow economy has underpinned the slow growth in our loan portfolios. In fact, as we advised in our previous call, Aval banks have principally focused their efforts in controlling the deterioration of the qualities of their loan portfolios. This strategy has probably resulted in slower growth than our peers, but in our opinion has proven right. Evidence of the success of our strategy is observable upon comparing the quality of the loan portfolios of our banks versus the rest of the financial system. However, credit exposures to problem clients such as Electricaribe and SITP continued to impact our results during the third quarter, as will be further explained in the presentation, but the impact of the Electricaribe loan provisions is expected to be materially done by early 2018.

•	On the positive side and proving our net assets sensitiveness, despite continuing to see a steep declining interest rate environment, our NIM only declined by approximately 15 bps during 3Q17. During 2017 NIM resilience has offset to some extent the increase in the provision expense and thus has limited the negative impact of the increase in the cost of risk in the ROE. Declining interest rates are expected to continue as well as NIM’s but we expect that our cost of risk will also decline setting up ourselves for a stronger ROE in 2018.

•	During 3Q2017, Porvenir continued to perform very favorably supported in: i) increase in new funds coming into the system, and ii) high returns on its AUM. On the other hand, Corficolombiana, continued its lackluster year as a result of a slow start in its infrastructure projects largely as a consequence of the financial system’s uncertainty regarding the legal grounds for the final value to be recognized to the sponsors and financiers of Ruta del Sol in the liquidation of this project. This issue was just addressed in a manner that we deem fair for all involved via a modification to the Infrastructure Law which was recently approved by Congress and is only awaiting Presidential sanction. The next step which we expect to take place in December is that the ANI approves the long-awaited first payment to the Ruta del Sol financial creditors.

•	Our Central American operation (30% of our business) continues to perform strongly. Growth seen in BAC’s loan book (in USD) is greater than our Colombian loan portfolios, cost of risk is controlled (despite some events in Costa Rica and Panamá), efficiency is improving and ROE is sustained. This continues to prove to be an excellent investment for Aval and a great source of diversification.

2

The following are the key messages of the quarter (2/2):

•	On a consolidated basis, during 3Q17 our total loans declined 0.2% versus 2Q17 (0.9% increase in absence of the impact of the close to 4% revaluation of the currency during the period). In the last twelve months our consolidated loan book grew by 7.9% (7.3% in absence of FX movements).

•	Our 30 day PDL and our 90 day NPL deteriorated by approximately 20 bps in the quarter to 4.0% and 2.7% respectively. The positive element in this quarter, on this regard, is that our consumer portfolio quality improved 10 bps versus the previous quarter. This is clearly differentiating us versus our peers as their indicators continue to show deterioration while they continue to grow faster than we do. A second positive element is that the PDL formation continues to show a positive trend.

•	Cost of risk for the quarter, net of recoveries, was 2.6% versus 2.7% in the previous quarter, including a Ps. 150,000 mm provision expense related to Electricaribe (versus Ps. 108,000 mm during 2Q17). Electricaribe accounted for 40 bps of the cost of risk during the quarter.

•	Total Deposits declined by 2.2% in the quarter (-1.1% excluding the impact of FX movement in our Central American operation) and in the last twelve months Deposits grew by 7.9% (+7.3% excluding FX movements), once again evidencing a deceleration during 3Q17 in sync with a slow economy.

•	Partly as a consequence of the continued growth slowdown and partly as a consequence of the FX revaluation of the period, the third quarter was one in which our consolidated equity ratios improved. Our total equity to total assets ratio improved from 10.7% in June 30, 2017 to 11.0% in September 30, 2017 and our tangible capital ratio improved from 7.6% to 8.0%.

•	As mentioned before, the NIM of our consolidated operation declined by approximately 15 bps to 5.9% during the quarter. Our consolidated NIM on loans remained constant at 7.0% during the quarter and our consolidated NIM on total investments had a sub-stellar performance with a ratio of 0.3% versus 1.4% in the previous quarter.

•	Our gross fee Income grew by 1.0% in the quarter when compared to the second quarter of 2017. This performance continues to surpass the growth of our balance sheet.

•	Our other operating income for the period was Ps. 525.2 billion for the quarter versus Ps. 493.1 billion in the previous quarter supported by a better performance of our Non-financial sector.

•	Our consolidated efficiency ratio showed a slight improvement measured as cost to income: 46.8% in 3Q17 versus 46.9% during 2Q17.

•	Our implicit tax rate was 40.3% which compares negatively versus 35.6% during the previous quarter. This is due to some recoveries that we had during the first semester of the year.

•	As mentioned before, partly as a result of continuing provision expenses attributable net income for the quarter was Ps 437.9 billion or 20 pesos per share, compared to Ps. 470.8 billion in 2Q17.

3

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Cash and cash equivalents	21,913.1	22,958.8	21,821.4	-5.0%	-0.4%
Total financial assets held for trading through profit or losses	4,946.4	4,995.8	4,786.1	-4.2%	-3.2%
Total available for sale financial assets	17,698.9	17,165.3	17,682.0	3.0%	-0.1%
Investments held to maturity	2,388.6	2,688.7	2,663.1	-1.0%	11.5%
Other financial assets at fair value through profit or loss	2,022.2	2,174.9	2,220.7	2.1%	9.8%
Total loans and receivables, net	143,291.8	157,100.3	155,019.9	-1.3%	8.2%
Tangible assets	6,836.5	6,539.6	6,579.4	0.6%	-3.8%
Goodwill	6,635.4	6,903.1	6,724.3	-2.6%	1.3%
Concession arrangement rights	2,453.4	2,883.7	2,952.3	2.4%	20.3%
Other assets	8,185.3	7,378.3	7,613.9	3.2%	-7.0%
Total assets	216,371.4	230,788.5	228,063.1	-1.2%	5.4%
Derivative instruments held for trading	895.0	602.7	385.0	-36.1%	-57.0%
Deposits from clients at amortized cost	136,157.3	150,117.8	146,886.5	-2.2%	7.9%
Interbank borrowings and overnight funds	9,656.7	6,590.1	7,895.6	19.8%	-18.2%
Borrowings from banks and others	15,704.2	19,199.0	16,698.1	-13.0%	6.3%
Bonds	17,340.5	17,152.4	18,493.4	7.8%	6.6%
Borrowings from development entities	2,664.8	2,801.7	2,890.5	3.2%	8.5%
Other liabilities	10,173.1	9,603.0	9,632.4	0.3%	-5.3%
Total liabilities	192,591.6	206,066.8	202,881.5	-1.5%	5.3%
Equity attributable to owners of the parent company	15,150.5	15,523.4	15,898.0	2.4%	4.9%
Non-controlling interests	8,629.4	9,198.3	9,283.6	0.9%	7.6%
Total equity	23,779.8	24,721.7	25,181.6	1.9%	5.9%
Total liabilities and equity	216,371.4	230,788.5	228,063.1	-1.2%	5.4%

Consolidated Statement of Income	3Q16	2Q17	3Q17	Δ
Interest income	4,506.7	4,728.5	4,661.6	-1.4%	3.4%
Interest expense	2,182.2	2,092.1	1,985.5	-5.1%	-9.0%
Net interest income	2,324.4	2,636.4	2,676.1	1.5%	15.1%
Impairment loss on loans and accounts receivable	695.7	1,110.7	1,091.4	-1.7%	56.9%
Impairment loss on other assets	7.2	10.0	1.2	-88.5%	-84.0%
Recovery of charged-off assets	(71.0)	(66.2)	(65.2)	-1.4%	-8.1%
Impairment loss, net	631.9	1,054.6	1,027.3	-2.6%	62.6%
Net income from commissions and fees	1,055.6	1,134.3	1,148.8	1.3%	8.8%
Net trading income	153.2	283.4	66.9	-76.4%	-56.3%
Net income from financial instruments designated at fair value	43.5	58.0	45.3	-22.0%	4.1%
Total other income	574.0	289.1	476.8	64.9%	-16.9%
Total other expenses	2,017.1	2,181.3	2,170.5	-0.5%	7.6%
Income before income tax expense	1,501.7	1,165.4	1,216.1	4.4%	-19.0%
Income tax expense	537.1	396.6	470.8	18.7%	-12.3%
Income from continued operations	964.7	768.8	745.3	-3.1%	-22.7%
Income from discontinued operations	0.1	(0.0)	0.0	-200.0%	-100.0%
Net income before non-controlling interest	964.6	768.8	745.3	-3.1%	-22.7%
Non-controlling interest	350.6	298.0	307.4	3.1%	-12.3%
Net income attributable to the owners of the parent company	613.9	470.8	437.9	-7.0%	-28.7%

Key ratios	3Q16	2Q17	3Q17	YTD 2016	YTD 2017
Net Interest Margin(1)	5.6%	5.9%	5.9%	5.5%	5.9%
Net Interest Margin (including net trading income)(1)	5.8%	6.1%	5.9%	5.6%	6.0%
Efficiency ratio(2)	45.9%	46.9%	46.8%	45.7%	46.5%
ROAA(3)	1.8%	1.3%	1.3%	1.7%	1.4%
ROAE(4)	16.2%	12.4%	11.2%	15.2%	12.9%

30 days PDL / Total loans and leases (5)	3.1%	3.8%	4.0%	3.1%	4.0%
Provision expense / Average loans and leases (6)	1.9%	2.9%	2.8%	2.0%	2.6%
Allowance / 30 days PDL (5)	0.91	0.83	0.85	0.91	0.85
Allowance / Total loans and leases	2.8%	3.1%	3.4%	2.8%	3.4%
Charge-offs / Average loans and leases (6)	1.4%	1.7%	1.8%	1.6%	1.7%

Total loans and leases, net / Total assets	66.2%	68.1%	68.0%	66.2%	68.0%
Deposits / Total loans and leases, net	95.0%	95.6%	94.8%	95.0%	94.8%
Equity / Assets	11.0%	10.7%	11.0%	11.0%	11.0%
Tangible equity ratio (7)	7.9%	7.6%	8.0%	7.9%	8.0%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,240.0	1,255.0	1,315.0	1,240.0	1,315.0
Preferred share price (EoP)	1,260.0	1,255.0	1,330.0	1,260.0	1,330.0
BV/ EoP shares in Ps.	680.0	696.7	713.5	680.0	713.5
EPS	27.6	21.1	19.7	75.5	67.1

P/E (8)	11.4	14.8	16.9	12.5	14.9
P/BV (8)	1.9	1.8	1.9	1.9	1.9

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others); (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) Total loans excluding interbank and overnight funds and 30 days past due include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

4

Statement of Financial Position Analysis

1. Assets

Total assets as of September 30th, 2017 totaled Ps 228,063.1 billion showing an increase of 5.4% versus September 30th, 2016, and a decrease of 1.2% versus June 30th, 2017. Growth in assets was mainly driven by an 8.2% year over year growth in total loans and receivables, net to Ps 155,019.9 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 4.8% versus September 30th, 2016 -0.1% versus June 30th, 2017, and for total loans and receivables, net growth would have been 7.6% versus September 30th, 2016 and -0.2% versus June 30th, 2017.

1.1 Loans and receivables

Total gross loans and receivables increased by 7.9% between September 30th, 2016 and September 30th, 2017 to Ps 155,402.1 billion (7.3% excluding FX) mainly driven by (i) a 10.6% increase in Mortgage and housing leases to Ps 15,418.6 billion (9.3% excluding FX), (ii) a 9.2% increase in Consumer loans and leases to Ps 48,781.7 billion (8.5% excluding FX), and (iii) a 6.7% increase in Commercial loans and leases to Ps 90,797.1 billion (6.3% excluding FX).

Interbank & overnight funds increased by 49.7% to Ps 4,861.7 billion (48.3% excluding FX).

Allowance for impairment of loans and receivables was Ps 5,243.9 billion as of September 30th, 2017 taking net loans and receivables to Ps 155,019.9 billion, 8.2% higher than in September 30th, 2016.

Total loans and receivables, net	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Loans and receivables
Commercial loans and leases	85,071.5	91,519.3	90,797.1	-0.8%	6.7%
Consumer loans and leases	44,663.3	48,393.2	48,781.7	0.8%	9.2%
Mortgages and housing leases	13,937.3	15,390.9	15,418.6	0.2%	10.6%
Microcredit loans and leases	396.9	404.6	404.7	0.0%	2.0%
Loans and receivables	144,069.1	155,708.0	155,402.1	-0.2%	7.9%
Interbank & overnight funds	3,247.3	6,268.5	4,861.7	-22.4%	49.7%
Total loans and leases operations and receivables portfolio	147,316.3	161,976.4	160,263.8	-1.1%	8.8%
Allowance for impairment of loans and receivables	(4,024.6)	(4,876.1)	(5,243.9)	7.5%	30.3%
Allowance for impairment of commercial loans	(1,906.7)	(2,306.7)	(2,616.7)	13.4%	37.2%
Allowance for impairment of consumer loans	(1,927.6)	(2,347.4)	(2,410.6)	2.7%	25.1%
Allowance for impairment of mortgages	(131.0)	(151.1)	(143.8)	-4.8%	9.8%
Allowance for impairment of microcredit loans	(59.2)	(71.0)	(72.8)	2.6%	22.9%
Total loans and receivables, net	143,291.8	157,100.3	155,019.9	-1.3%	8.2%

5

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
General purpose	57,921.9	61,848.3	61,445.1	-0.7%	6.1%
Working capital	14,730.1	16,015.5	15,739.3	-1.7%	6.9%
Financial leases	8,282.6	9,792.8	9,561.5	-2.4%	15.4%
Funded by development banks	2,730.6	2,558.9	2,777.9	8.6%	1.7%
Overdrafts	623.3	585.2	583.0	-0.4%	-6.5%
Operating leases	381.8	319.9	303.8	-5.0%	-20.4%
Credit cards	401.2	398.8	386.6	-3.0%	-3.6%
Commercial loans and leases	85,071.5	91,519.3	90,797.1	-0.8%	6.7%
Personal loans	27,533.8	29,401.4	29,918.7	1.8%	8.7%
Credit cards	11,388.2	12,736.9	12,711.1	-0.2%	11.6%
Automobile and vehicle	5,436.5	5,923.5	5,826.9	-1.6%	7.2%
Financial leases	203.1	232.7	224.6	-3.5%	10.6%
Overdrafts	101.7	98.7	100.4	1.7%	-1.3%
Other	0.0	0.0	0.0	-8.6%	-30.4%
Consumer loans and leases	44,663.3	48,393.2	48,781.7	0.8%	9.2%
Mortgages	13,086.4	14,428.6	14,430.0	0.0%	10.3%
Housing leases	850.9	962.3	988.5	2.7%	16.2%
Mortgages and housing leases	13,937.3	15,390.9	15,418.6	0.2%	10.6%
Microcredit loans and leases	396.9	404.6	404.7	0.0%	2.0%
Loans and receivables	144,069.1	155,708.0	155,402.1	-0.2%	7.9%
Interbank & overnight funds	3,247.3	6,268.5	4,861.7	-22.4%	49.7%
Total loans and leases operations and receivables portfolio	147,316.3	161,976.4	160,263.8	-1.1%	8.8%

Over the last twelve months, consumer credit cards and mortgages have driven our loan portfolio growth in accordance with our banks’ strategic plans as well as growth in commercial financial leases mostly reflecting Promigas’ projects.

In Colombia loans and receivables increased by 6.7% during the last twelve months and by 0.3% during the quarter. As for Central America, loans and receivables grew by 10.9% between September 30th, 2016 and September 30th, 2017 and decreased 1.4% in the last quarter; when excluding FX, growth would have been 8.7% and 2.4%, respectively.

Commercial loans grew by 6.7% between September 30th, 2016 and September 30th, 2017 in line with the 6.7% year over year growth reported a quarter earlier. In Colombia commercial loans grew by 5.2% between September 30th, 2016 and September 30th, 2017, up from 4.8% in June 30th, 2017 as compared to a year earlier. As for Central America, commercial loans grew by 13.3% between September 30th, 2016 and September 30th, 2017 compared to the 14.7% for June 31th, 2017; when excluding FX, growth would have been 11.1% and 9.8%, respectively.

Consumer loans growth over the last quarter was mainly driven by personal loans. In Colombia personal loans grew by 2.8% between June 30th, 2017 and September 30th, 2017, mainly in payroll lending. Growth of our Central American operations excluding FX was driven by credit cards with a 3.2% growth and personal loans which grew by 1.7%.

6

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco AV Villas showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in payroll loans with a 45.5% growth as compared to September 30th, 2016 and increasing its weight in the mix in consumer loans to 36.7% to 30.0% a year earlier.

Gross loans / Bank ($)	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Banco de Bogotá	91,975.7	100,004.1	99,329.3	-0.7%	8.0%
Domestic	52,120.4	55,190.8	55,135.7	-0.1%	5.8%
Central America	39,855.3	44,813.4	44,193.6	-1.4%	10.9%
Banco de Occidente	26,558.2	27,493.1	27,431.8	-0.2%	3.3%
Banco Popular	16,293.3	16,633.5	16,993.7	2.2%	4.3%
Banco AV Villas	9,025.0	9,765.8	9,913.3	1.5%	9.8%
Corficolombiana	1,263.8	2,586.2	2,505.1	-3.1%	98.2%
Eliminations	(1,046.9)	(774.8)	(771.1)	-0.5%	-26.3%
Loans and receivables	144,069.1	155,708.0	155,402.1	-0.2%	7.9%
Interbank & overnight funds	3,247.3	6,268.5	4,861.7	-22.4%	49.7%
Total Grupo Aval	147,316.3	161,976.4	160,263.8	-1.1%	8.8%

Gross loans / Bank (%)	3Q16	2Q17	3Q17

Banco de Bogotá	63.8%	64.2%	63.9%
Domestic	36.2%	35.4%	35.5%
Central America	27.7%	28.8%	28.4%
Banco de Occidente	18.4%	17.7%	17.7%
Banco Popular	11.3%	10.7%	10.9%
Banco AV Villas	6.3%	6.3%	6.4%
Corficolombiana	0.9%	1.7%	1.6%
Eliminations	-0.7%	-0.5%	-0.5%
Loans and receivables	100%	100%	100%

Of the total loans and receivables 71.6% are domestic and 28.4% are foreign. In terms of gross loans, 71.3% are domestic and 28.7% are foreign (reflecting the Central American operations). Total foreign gross loans grew 11.1% during the past 12 months and decreased 1.7% in the quarter. Excluding FX, yearly and quarterly growth for our Central American operations would have been 9.0% and 2.1%, respectively.

Gross loans	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Domestic
Commercial loans and leases	68,697.9	72,808.1	72,242.2	-0.8%	5.2%
Consumer loans and leases	29,668.5	31,587.5	32,225.5	2.0%	8.6%
Mortgages and housing leases	5,450.5	6,094.4	6,336.0	4.0%	16.2%
Microcredit loans and leases	396.9	404.6	404.7	0.0%	2.0%
Interbank & overnight funds	1,653.6	4,237.6	3,006.2	-29.1%	81.8%
Total domestic loans	105,867.4	115,132.1	114,214.6	-0.8%	7.9%
Foreign
Commercial loans and leases	16,373.6	18,711.2	18,554.9	-0.8%	13.3%
Consumer loans and leases	14,994.8	16,805.7	16,556.2	-1.5%	10.4%
Mortgages and housing leases	8,486.9	9,296.4	9,082.5	-2.3%	7.0%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	1,593.7	2,030.9	1,855.6	-8.6%	16.4%
Total foreign loans	41,449.0	46,844.3	46,049.1	-1.7%	11.1%
Total loans and leases operations and receivables portfolio	147,316.3	161,976.4	160,263.8	-1.1%	8.8%

7

During last year the quality of our loan portfolio has evidenced a deterioration in line with a slower pace of the economy and a slight weakening in urban and national unemployment metrics, 30 days PDL to total loans closed 3Q17 in 4.0% compared to 3.8% in 2Q17 and 3.1% 3Q16. The ratio of 90 days PDL to total loans was 2.7% for 3Q17 compared to 2.5% in 2Q17 and 1.9% in 3Q16. Finally, the ratio of CDE Loans to total loans was 5.3% in 3Q17, 5.0% in 2Q17 and 4.1% in 3Q16.

Commercial loans’ 30 days PDL ratio was 3.4% for 3Q17, 3.0% for 2Q17 and 2.3% for 3Q16; 90 days NPL ratio was 2.8%, 2.5% and 1.8%, respectively. Consumer loans’ 30 days PDL ratio was 5.1% for 3Q17, 5.2% for 2Q17 and 4.5% for 3Q16; 90 days NPL ratio was 2.7%, 2.7% and 2.2%, respectively. Mortgages’ 30 days PDL ratio was 3.7% for 3Q17, 3.5% for 2Q17 and 3.3% for 3Q16; 90 days NPL ratio was 2.0%, 1.9% and 1.7%, respectively.

Total loans and leases operations and receivables portfolio	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
''A'' normal risk	134,098.9	142,184.4	141,565.1	-0.4%	5.6%
''B'' acceptable risk	3,996.9	5,714.5	5,630.5	-1.5%	40.9%
''C'' appreciable risk	2,832.2	4,072.4	3,694.3	-9.3%	30.4%
''D'' significant risk	2,039.6	2,419.7	3,051.8	26.1%	49.6%
''E'' unrecoverable	1,101.5	1,317.1	1,460.4	10.9%	32.6%
Loans and receivables	144,069.2	155,708.0	155,402.1	-0.2%	7.9%
Interbank and overnight funds	3,247.3	6,268.5	4,861.7	-22.4%	49.7%
Total loans and leases operations and receivables portfolio	147,316.4	161,976.4	160,263.8	-1.1%	8.8%

CDE loans / Total loans (*)	4.1%	5.0%	5.3%

Past due loans	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Performing	83,154.6	88,776.5	87,715.5	-1.2%	5.5%
Between 31 and 90 days past due	399.5	492.8	534.3	8.4%	33.7%
+90 days past due	1,517.4	2,250.1	2,547.3	13.2%	67.9%
Commercial loans and leases	85,071.5	91,519.3	90,797.1	-0.8%	6.7%
Performing	42,656.3	45,891.5	46,309.0	0.9%	8.6%
Between 31 and 90 days past due	1,015.5	1,204.9	1,154.5	-4.2%	13.7%
+90 days past due	991.5	1,296.9	1,318.2	1.6%	33.0%
Consumer loans and leases	44,663.3	48,393.2	48,781.7	0.8%	9.2%
Performing	13,482.5	14,854.7	14,852.2	0.0%	10.2%
Between 31 and 90 days past due	216.5	248.9	264.3	6.2%	22.0%
+90 days past due	238.3	287.2	302.1	5.2%	26.8%
Mortgages and housing leases	13,937.3	15,390.9	15,418.6	0.2%	10.6%
Performing	343.4	342.3	343.2	0.3%	-0.1%
Between 31 and 90 days past due	17.9	19.2	17.2	-10.4%	-3.8%
+90 days past due	35.6	43.1	44.3	2.7%	24.2%
Microcredit loans and leases	396.9	404.6	404.7	0.0%	2.0%
Loans and receivables	144,069.1	155,708.0	155,402.1	-0.2%	7.9%
Interbank & overnight funds	3,247.3	6,268.5	4,861.7	-22.4%	49.7%
Allowance for impairment of commercial loans	147,316.3	161,976.4	160,263.8	-1.1%	8.8%

30 Days PDL / Total loans (*)	3.1%	3.8%	4.0%
90 Days PDL / Total loans (*)	1.9%	2.5%	2.7%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

8

Grupo Aval’s coverage over its 90 days PDL slightly decreased from 1.3x for 2Q17 to 1.2X for 3Q17. Allowance to CDE Loans was 0.6x for 3Q17 and 2Q17, and allowance to 30 days PDL was 0.8x for 3Q17 and 2Q17. Impairment loss, net of recoveries of charged off assets to average total loans was 2.6% in 3Q17 versus 2.7% in 2Q17. Charge-offs to average total loans was 1.8% in 3Q17, 1.7% in 2Q17 and 1.4% in 3Q16.

Total loans and leases operations and receivables portfolio	3Q16	2Q17	3Q17

Allowance for impairment / CDE loans	0.7	0.6	0.6
Allowance for impairment / 30 Days PDL	0.9	0.8	0.8
Allowance for impairment / 90 Days PDL	1.4	1.3	1.2
Allowance for impairment / Total loans (*)	2.8%	3.1%	3.4%

Impairment loss / CDE loans	0.5	0.6	0.5
Impairment loss / 30 Days PDL	0.6	0.8	0.7
Impairment loss / 90 Days PDL	1.0	1.1	1.0
Impairment loss / Average total loans (*)	1.9%	2.9%	2.8%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	1.7%	2.7%	2.6%

Charge-offs / Average total loans (*)	1.4%	1.7%	1.8%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2 Financial assets held for investment

Total financial assets held for investment increased 1.1% to Ps 27,352.0 billion between September 30th, 2016 and September 30th, 2017, and by 1.2% versus June 30th, 2017. Ps 21,986.4 billion of our total gross portfolio is invested in debt securities, which increased by 1.8% between September 30th, 2016 and September 30th, 2017 and by 2.5% since June 30th, 2017. Ps 2,765.6 billion of our total gross investment securities is invested in equity securities, which increased by 4.5% between September 30th, 2016 and September 30th, 2017 and decreased by 3.0% versus June 30th, 2017.

The average yield on our debt and equity investment securities (held for trading through profit or losses, available for sale, held to maturity and Interbank & Overnight funds) was 4.6% for 3Q17 compared to 5.9% for 2Q17 and 5.6% in 3Q16.

Financial assets held for investment	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Debt securities	2,262.8	2,389.1	2,456.1	2.8%	8.5%
Equity securities	1,891.1	2,047.8	1,950.7	-4.7%	3.2%
Derivative instruments	792.5	559.0	379.3	-32.1%	-52.1%
Total financial assets held for trading through profit or losses	4,946.4	4,995.8	4,786.1	-4.2%	-3.2%
Debt securities	16,944.1	16,362.7	16,867.1	3.1%	-0.5%
Equity securities	754.8	802.7	814.9	1.5%	8.0%
Total available for sale financial assets	17,698.9	17,165.3	17,682.0	3.0%	-0.1%
Investments held to maturity	2,388.6	2,688.7	2,663.1	-1.0%	11.5%
Other financial assets at fair value through profit or loss	2,022.2	2,174.9	2,220.7	2.1%	9.8%
Total financial assets held for investment	27,056.0	27,024.6	27,352.0	1.2%	1.1%

9

1.3 Cash and Cash Equivalents

As of September 30th, 2017 cash and cash equivalents had a balance of Ps 21,821.4 billion showing a 0.4% decrease versus September 30th, 2016 and of 5.0% versus June 30th, 2017 (-1.1% and -3.6% excluding FX).

The ratio of cash and cash equivalents to deposits was 14.9% in September 30th, 2017 and 15.3% in June 30th, 2017.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of September 30th, 2017 reached Ps 10,480.5 billion, increasing by 6.9% versus September 30th, 2016 and decreasing 0.9% versus June 30th, 2017.

Goodwill as of September 30th, 2017 was Ps 6,724.3 billion, increasing by 1.3% versus September 30th, 2016 and decreasing 2.6% versus June 30th, 2017, explained by fluctuations in the exchange rate.

Other intangibles, defined as “concession arrangement rights”, reflect the value of road concessions and other financial assets mainly recorded at Corficolombiana, and grew by 20.3% versus September 30th, 2016 and 2.4% versus June 30th, 2017.

2. Liabilities

As of September 30th, 2017 funding represented 95.1% of total liabilities and other liabilities represented 4.9%.

2.1 Funding

Total Funding (Total Financial Liabilities at Amortized Cost) which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds, and (v) Borrowing from development entities had a balance of Ps 192,864.0 billion as of September 30th, 2017 showing an increase of 6.2% versus September 30th, 2016 and a decrease of 1.5% versus June 30th, 2017 (5.7% increase and 0.5% decrease excluding FX). Total deposits represented 76.2% of total funding as of the end of 3Q17, 76.6% for 2Q17 and 75.0% for 3Q16.

Average cost of funds was 4.1% in 3Q17, 4.3% in 2Q17 and 4.8% in 3Q16. The decline in average cost of funds was a consequence of a declining interest rate scenario in Colombia.

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2.1.1 Deposits

Deposits from clients at amortized cost	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Checking accounts	13,707.6	10,907.6	13,355.3	22.4%	-2.6%
Other deposits	432.6	441.5	492.3	11.5%	13.8%
Non-interest bearing	14,140.2	11,349.1	13,847.6	22.0%	-2.1%
Checking accounts	14,591.4	22,178.1	18,401.2	-17.0%	26.1%
Time deposits	58,355.2	64,872.1	62,866.8	-3.1%	7.7%
Savings deposits	49,070.6	51,718.5	51,770.9	0.1%	5.5%
Interest bearing	122,017.2	138,768.7	133,038.9	-4.1%	9.0%
Deposits from clients at amortized cost	136,157.3	150,117.8	146,886.5	-2.2%	7.9%

Of our total deposits as of September 30th, 2017 checking accounts represented 21.6%, time deposits 42.8%, savings accounts 35.2%, and other deposits 0.3%.

The following table shows the deposits composition by bank. During the last twelve months, Banco de Bogotá showed the highest growth rate in deposits within our banking operation in Colombia.

Deposits / Bank ($)	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Banco de Bogotá	86,855.3	97,954.2	94,919.6	-3.1%	9.3%
Domestic	50,195.9	55,288.8	53,520.9	-3.2%	6.6%
Central America	36,659.4	42,665.4	41,398.7	-3.0%	12.9%
Banco de Occidente	23,791.3	25,935.1	25,183.8	-2.9%	5.9%
Banco Popular	14,294.2	15,136.6	15,128.2	-0.1%	5.8%
Banco AV Villas	9,476.9	9,769.1	9,922.9	1.6%	4.7%
Corficolombiana	3,958.7	3,996.0	4,148.0	3.8%	4.8%
Eliminations	(2,219.1)	(2,673.2)	(2,415.9)	-9.6%	8.9%
Total Grupo Aval	136,157.3	150,117.8	146,886.5	-2.2%	7.9%

Deposits / Bank (%)	3Q16	2Q17	3Q17
Banco de Bogotá	63.8%	65.3%	64.6%
Domestic	36.9%	36.8%	36.4%
Central America	26.9%	28.4%	28.2%
Banco de Occidente	17.5%	17.3%	17.1%
Banco Popular	10.5%	10.1%	10.3%
Banco AV Villas	7.0%	6.5%	6.8%
Corficolombiana	2.9%	2.7%	2.8%
Eliminations	-1.6%	-1.8%	-1.6%
Total Grupo Aval	100.0%	100.0%	100.0%

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2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of September 30th, 2017 borrowings from banks and other totaled Ps 19,588.6 billion, showing a 6.6% increase versus September 30th, 2016 and a 11.0% decrease versus June 30th, 2017. Excluding FX, borrowings from banks and other increased 5.5% versus 3Q16 and decreased 9.4% versus 2Q17.

2.1.3 Bonds

Total bonds as of September 30th, 2017 totaled Ps 18,493.4 billion showing an increase of 6.6% versus September 30th, 2016 and an increase of 7.8% versus June 30th, 2017. Excluding FX, bonds increased 6.5% versus 3Q16 and 8.1% versus 2Q17.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of September 30th, 2017 non-controlling interest was Ps 9,283.6 billion which increased by 7.6% versus September 30th, 2016 and 0.9% versus June 30th, 2017. Total non-controlling interest remained stable during the last quarter on 36.9% of total equity. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	0	0
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	0	0
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	-	0
Corficolombiana (3)	44.5%	44.6%	44.8%	23	28
Grupo Aval Limited	100.0%	100.0%	100.0%	-	-
Grupo Aval International Ltd.	100.0%	100.0%	100.0%	-	-

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval increased its direct ownership in Corficolombiana mainly due to stock dividend distributions and acquisitions through open market transactions.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30th, 2017 was Ps 15,898.0 billion, showing an increase of 4.9% versus September 30th, 2016 and of 2.4% versus June 30th, 2017.

12

Income Statement Analysis

Our net income attributable to shareholders for 3Q17 of Ps 437.9 billion shows a 28.7% decrease versus 3Q16 and a 7.0% decrease versus 2Q17.

Consolidated Statement of Income	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Interest income	4,506.7	4,728.5	4,661.6	-1.4%	3.4%
Interest expense	2,182.2	2,092.1	1,985.5	-5.1%	-9.0%
Net interest income	2,324.4	2,636.4	2,676.1	1.5%	15.1%
Impairment loss on loans and accounts receivable	695.7	1,110.7	1,091.4	-1.7%	56.9%
Impairment loss on other assets	7.2	10.0	1.2	-88.5%	-84.0%
Recovery of charged-off assets	(71.0)	(66.2)	(65.2)	-1.4%	-8.1%
Impairment loss, net	631.9	1,054.6	1,027.3	-2.6%	62.6%
Net income from commissions and fees	1,055.6	1,134.3	1,148.8	1.3%	8.8%
Net trading income	153.2	283.4	66.9	-76.4%	-56.3%
Net income from financial instruments designated at fair value	43.5	58.0	45.3	-22.0%	4.1%
Total other income	574.0	289.1	476.8	64.9%	-16.9%
Total other expenses	2,017.1	2,181.3	2,170.5	-0.5%	7.6%
Income before income tax expense	1,501.7	1,165.4	1,216.1	4.4%	-19.0%
Income tax expense	537.1	396.6	470.8	18.7%	-12.3%
Income from continued operations	964.7	768.8	745.3	-3.1%	-22.7%
Income from discontinued operations	0.1	(0.0)	0.0	-200.0%	-100.0%
Net income before non-controlling interest	964.6	768.8	745.3	-3.1%	-22.7%
Non-controlling interest	350.6	298.0	307.4	3.1%	-12.3%
Net income attributable to the owners of the parent company	613.9	470.8	437.9	-7.0%	-28.7%

1. Net Interest Income

Net interest income	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Interest income
Commercial	2,116.2	2,081.9	1,995.2	-4.2%	-5.7%
Interbank and overnight funds	19.1	73.0	80.0	9.7%	N.A.
Consumer	1,846.3	2,002.2	2,046.0	2.2%	10.8%
Mortgages and housing leases	279.2	312.5	323.3	3.5%	15.8%
Microcredit	29.5	29.4	25.8	-12.2%	-12.6%
Loan portfolio interest	4,290.3	4,499.0	4,470.5	-0.6%	4.2%
Interests on investments in debt securities	216.3	229.5	191.2	-16.7%	-11.6%
Total interest income	4,506.7	4,728.5	4,661.6	-1.4%	3.4%
Interest expense
Checking accounts	64.7	77.8	72.0	-7.4%	11.2%
Time deposits	926.1	930.7	887.6	-4.6%	-4.2%
Savings deposits	542.2	499.0	455.8	-8.7%	-15.9%
Total interest expenses on deposits	1,533.1	1,507.4	1,415.4	-6.1%	-7.7%
Borrowings	594.4	543.9	531.5	-2.3%	-10.6%
Interbank borrowings and overnight funds	177.4	80.8	55.0	-32.0%	-69.0%
Borrowings from banks and others	113.4	185.2	178.7	-3.5%	57.5%
Bonds	303.6	277.9	297.9	7.2%	-1.9%
Borrowings from development entities	54.7	40.8	38.6	-5.5%	-29.5%
Total interest expense	2,182.2	2,092.1	1,985.5	-5.1%	-9.0%
Net interest income	2,324.4	2,636.4	2,676.1	1.5%	15.1%

13

Our net interest income increased by 15.1% to Ps 2,676.1 for 3Q17 versus 3Q16 and by 1.5% versus 2Q17. The increase versus 3Q16 was derived from a 9.0% decrease in total interest expense and a 3.4% increase in total interest income. The improvement versus 2Q17 was mainly driven by a decline in cost of funds.

Our Net Interest Margin(1) was 5.9% for 3Q17, 6.1% in 2Q17, and 5.8% in 3Q16. Net Interest Margin on Loans was 7.0% for 3Q17, 7.0% in 2Q17 and 6.8% in 3Q16. On the other hand, our Net Investments Margin was 0.3% in 3Q17 versus 1.4% in 2Q17 and 0.5% in 3Q16.

In Colombia, our Net Interest Margin(1) was 5.7% for 3Q17, 5.9% in 2Q17, and 5.3% in 3Q16. Net Interest Margin on Loans was 6.8% for 3Q17, 6.8% in 2Q17 and 6.5% in 3Q16. On the other hand, our Net Investments Margin was -0.3% in 3Q17 versus 1.6% in 2Q17 and -0.7% in 3Q16.

In Central America, our Net Interest Margin(1) was 6.6% for 3Q17, 6.4% in 2Q17, and 7.2% in 3Q16. Net Interest Margin on Loans was 7.4% for 3Q17, 7.5% in 2Q17 and 7.8% in 3Q16. On the other hand, our Net Investments Margin was 1.9% in 3Q17 versus 0.5% in 2Q17 and 3.9% in 3Q16.

Our Net Interest Margin from our financial operation (excluding non-financial sector and holding company) was 6.1% for 3Q17, 6.3% in 2Q17 and 6.1% in 3Q16. Net Interest Margin on Loans from our financial operation (excluding non-financial sector and holding company) was 7.2% for 3Q17, 7.2% in 2Q17 and 7.0% in 3Q16.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net decreased by 2.6% to Ps 1,027.3 billion for 3Q17 versus 2Q17 and increased by 62.6% versus 3Q16.

Impairment loss, net	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Impairment loss on loans and accounts receivable	695.7	1,110.7	1,091.4	-1.7%	56.9%
Recovery of charged-off assets	(71.0)	(66.2)	(65.2)	-1.4%	-8.1%
Impairment loss on other assets	7.2	10.0	1.2	-88.5%	-84.0%
Impairment loss, net	631.9	1,054.6	1,027.3	-2.6%	62.6%

Our annualized gross cost of risk was 2.8% for 3Q17, 2.9% for 2Q17 and 1.9% for 3Q16. Net of recoveries of charged-off assets our ratio was 2.6% for 3Q17, 2.7% for 2Q17, and 1.7% for 3Q16.

Over the last quarter impairment losses on large corporates impacted our results once again, provisions for Electricaribe and SITP amounted to 47 basis points of our cost of risk net of recoveries of charged-off assets and their respective allowances now cover 54.9% and 12.1% of our exposure, respectively

(1) Grupo Aval’s NIM without income from investment securities held for trading through profit or loss was 5.9% for 3Q17, 5.9% for 2Q17 and 5.6% for 3Q16.

14

3. Non-interest income

Total non-interest income	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Income from commissions and fees
Banking fees (1)	878.7	950.3	968.3	1.9%	10.2%
Trust and portfolio management activities	70.5	75.9	75.2	-1.0%	6.6%
Pension and severance fund management	211.0	227.5	227.0	-0.2%	7.6%
Bonded warehouse services	47.8	43.9	40.4	-8.1%	-15.6%
Total income from commissions and fees	1,208.1	1,297.6	1,310.8	1.0%	8.5%
Expenses for commissions and fees	152.5	163.4	162.1	-0.8%	6.3%
Net income from commissions and fees	1,055.6	1,134.3	1,148.8	1.3%	8.8%

Net trading income	153.2	283.4	66.9	-76.4%	-56.3%
Net income from financial instruments designated at fair value	43.5	58.0	45.3	-22.0%	4.1%

Other income
Foreign exchange gains (losses), net	136.4	(1.5)	151.6	N.A	11.1%
Net gain on sale of investments	18.5	10.9	13.6	25.2%	-26.3%
Gain on the sale of non-current assets held for sale	4.6	2.7	4.3	61.7%	-5.9%
Income from non-consolidated investments (2)	66.4	50.6	47.8	-5.4%	-27.9%
Net gains on asset valuations	(0.7)	12.8	6.3	-50.5%	N.A
Income from non-financial sector, net	224.2	127.9	159.3	24.6%	-28.9%
Other operating income	124.7	85.9	93.8	9.3%	-24.8%
Total other income	574.0	289.1	476.8	64.9%	-16.9%

Total non-interest income	1,826.3	1,764.9	1,737.8	-1.5%	-4.8%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

3.1 Net income from commissions and fees

Net Income from commissions and fees increased by 8.8% to Ps 1,148.8 for 3Q17 versus 3Q16 and by 1.3% in the quarter. Income from commissions and fees increased by 8.5% to Ps 1,310.8 billion in 3Q17 versus 3Q16 and by 1.0% in the quarter. Excluding FX, net income from commissions increased 8.4% and 0.4%. In Colombia, net income from commissions and fees increased by 7.6% over the last year and 0.8% over the quarter. In Central America, net income from commissions and fees increased by 10.5% over the last year and 1.9% over the quarter; excluding FX, net income increased by 9.5% and remained basically unchanged during the quarter.

3.2 Net trading income

Net trading income	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Investments held for trading	150.6	137.4	63.9	-53.5%	-57.6%
Trading derivatives	(72.2)	74.2	(41.6)	-156.0%	-42.5%
Hedging activities	74.9	71.8	44.6	-37.9%	-40.4%
Net trading income	153.2	283.4	66.9	-76.4%	-56.3%

15

3.3 Other income (expense)

Total other income (expense) for 3Q17 totaled Ps 476.8 billion decreasing by 16.9% versus 3Q16 and increasing 64.9% versus 2Q17. The quarterly increase was mainly driven by higher income from foreign exchange gains (losses), net, and higher income from our non-financial sector driven by Promigas’ results which were partially offset by results in our infrastructure companies.

4. Other expenses

Total other expenses for 3Q17 totaled Ps 2,170.5 billion increasing by 7.6% versus 3Q16 and decreasing by 0.5% versus 2Q17. Our efficiency ratio measured as operating expenses before depreciation and amortization (excluding wealth tax) to total income, was 46.8% in 3Q17, 46.9% in 2Q17 and 45.9% in 3Q16. The ratio of annualized operating expenses before depreciation and amortization (excluding wealth tax) as a percentage of average total assets was 3.5% in 3Q17, 3.5% in 2Q17 and 3.4% in 3Q16.

In Colombia our efficiency ratio measured as operating expenses before depreciation and amortization (excluding wealth tax) to total income, was 44.1% in 3Q17, 44.5% in 2Q17 and 42.1% in 3Q16. The ratio of annualized operating expenses before depreciation and amortization (excluding wealth tax) as a percentage of average total assets was 3.1% in 3Q17 and 2Q17 and 2.8% in 3Q16.

In Central America our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 52.5% in 3Q17, 51.8% in 2Q17 and 53.7% in 3Q16. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 4.4% in 3Q17 and 2Q17 and 4.7% in 3Q16.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 3Q17, non-controlling interest in the income statement was Ps 307.4 billion, showing a 12.3% decrease versus 3Q16 and a 3.1% increase versus 2Q17. The ratio of non-controlling interest to income before non-controlling interest was 41.2% in 3Q17, 38.8% in 2Q17 and 36.4% in 3Q16.

16

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,652.8 billion (Ps 543.4 billion of bank debt and Ps 1,109.3 billion of bonds denominated in Colombian pesos) as of September 30th, 2017. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1,000 million) bonds under its respective indentures. As of September 30th, 2017 the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 2,938.2 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,810.8 billion of total liquid assets and a total gross indebtedness of Ps 4,573.5 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 2,762.7 billion as of September 30th, 2017:

As of September 30th, 2017 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.16x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Double leverage (1)	1.24x	1.17x	1.16x	-0.01	-0.08
Net debt / Core earnings (2)(3)	4.4x	3.0x	3.0x	0.0	-1.4
Net debt / Cash dividends (2)(3)	5.2x	3.3x	3.2x	-0.1	-2.0
Core Earnings / Interest Expense (2)	3.2x	4.6x	4.5x	-0.1	1.3

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends and investments; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

17

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

Alejo Sánchez García

Financial Planning and Investor Relations Manager

Tel: +571 241 9700 x3600

E-mail: asanchez@grupoaval.com

18

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	3Q16	2Q17	3Q17	Δ
				3Q17 vs. 2Q17	3Q17 vs. 3Q16

Cash and cash equivalents	21,913.1	22,958.8	21,821.4	-5.0%	-0.4%

Financial assets held for investment
Debt securities	2,262.8	2,389.1	2,456.1	2.8%	8.5%
Equity securities	1,891.1	2,047.8	1,950.7	-4.7%	3.2%
Derivative instruments	792.5	559.0	379.3	-32.1%	-52.1%
Total financial assets held for trading through profit or losses	4,946.4	4,995.8	4,786.1	-4.2%	-3.2%
Debt securities	16,944.1	16,362.7	16,867.1	3.1%	-0.5%
Equity securities	754.8	802.7	814.9	1.5%	8.0%
Total available for sale financial assets	17,698.9	17,165.3	17,682.0	3.0%	-0.1%
Investments held to maturity	2,388.6	2,688.7	2,663.1	-1.0%	11.5%
Other financial assets at fair value through profit or loss	2,022.2	2,174.9	2,220.7	2.1%	9.8%
Total financial assets held for investment	27,056.0	27,024.6	27,352.0	1.2%	1.1%

Loans and receivables
Commercial loans and leases	88,318.8	97,787.8	95,658.8	-2.2%	8.3%
Commercial loans and leases	85,071.5	91,519.3	90,797.1	-0.8%	6.7%
Interbank & overnight funds	3,247.3	6,268.5	4,861.7	-22.4%	49.7%
Consumer loans and leases	44,663.3	48,393.2	48,781.7	0.8%	9.2%
Mortgages and housing leases	13,937.3	15,390.9	15,418.6	0.2%	10.6%
Microcredit loans and leases	396.9	404.6	404.7	0.0%	2.0%
Total loans and leases operations and receivables portfolio	147,316.3	161,976.4	160,263.8	-1.1%	8.8%
Allowance for impairment of loans and receivables	(4,024.6)	(4,876.1)	(5,243.9)	7.5%	30.3%
Total loans and receivables, net	143,291.8	157,100.3	155,019.9	-1.3%	8.2%

Other accounts receivable	3,520.6	3,660.9	3,781.0	3.3%	7.4%
Hedging derivatives	384.9	71.8	112.9	57.3%	-70.7%
Non-current assets held for sale	195.7	229.7	166.9	-27.3%	-14.7%
Investments in associates and joint ventures	1,006.1	1,122.4	1,154.6	2.9%	14.8%

Own-use property, plant and equipment, net	5,993.3	5,787.0	5,749.3	-0.7%	-4.1%
Investment properties	567.2	690.9	764.3	10.6%	34.8%
Biological assets	276.0	61.7	65.8	6.5%	-76.2%
Tangible assets	6,836.5	6,539.6	6,579.4	0.6%	-3.8%

Goodwill	6,635.4	6,903.1	6,724.3	-2.6%	1.3%
Concession arrangement rights	2,453.4	2,883.7	2,952.3	2.4%	20.3%
Other intangible assets	717.6	786.7	803.9	2.2%	12.0%
Intangible assets	9,806.5	10,573.5	10,480.5	-0.9%	6.9%

Current	1,017.3	746.7	819.5	9.8%	-19.4%
Deferred	757.8	209.7	139.1	-33.7%	-81.6%
Income tax assets	1,775.2	956.4	958.7	0.2%	-46.0%

Other assets	585.3	550.5	635.9	15.5%	8.6%
Total assets	216,371.4	230,788.5	228,063.1	-1.2%	5.4%

Derivative instruments held for trading	895.0	602.7	385.0	-36.1%	-57.0%
Total financial liabilities held for trading	895.0	602.7	385.0	-36.1%	-57.0%

Deposits from clients at amortized cost	136,157.3	150,117.8	146,886.5	-2.2%	7.9%
Checking accounts	28,298.9	33,085.7	31,756.4	-4.0%	12.2%
Time deposits	58,355.2	64,872.1	62,866.8	-3.1%	7.7%
Savings deposits	49,070.6	51,718.5	51,770.9	0.1%	5.5%
Other deposits	432.6	441.5	492.3	11.5%	13.8%
Financial obligations	42,701.4	42,941.5	43,087.0	0.3%	0.9%
Interbank borrowings and overnight funds	9,656.7	6,590.1	7,895.6	19.8%	-18.2%
Borrowings from banks and others	15,704.2	19,199.0	16,698.1	-13.0%	6.3%
Bonds	17,340.5	17,152.4	18,493.4	7.8%	6.6%
Borrowings from development entities	2,664.8	2,801.7	2,890.5	3.2%	8.5%
Total financial liabilities at amortized cost	181,523.5	195,861.1	192,864.0	-1.5%	6.2%

Hedging derivatives	29.1	56.8	12.1	-78.6%	-58.3%

Litigation	157.8	163.8	162.7	-0.7%	3.1%
Other provisions	530.1	503.6	511.1	1.5%	-3.6%
Provisions	687.8	667.4	673.8	1.0%	-2.0%

Current	986.1	208.2	300.8	44.5%	-69.5%
Deferred	1,908.6	1,451.6	1,608.0	10.8%	-15.8%
Income tax liabilities	2,894.7	1,659.8	1,908.8	15.0%	-34.1%
Employee benefits	1,135.8	1,104.0	1,231.6	11.6%	8.4%
Other liabilities	5,425.7	6,115.0	5,806.1	-5.1%	7.0%
Total liabilities	192,591.6	206,066.8	202,881.5	-1.5%	5.3%

Equity attributable to owners of the parent company	15,150.5	15,523.4	15,898.0	2.4%	4.9%
Non-controlling interests	8,629.4	9,198.3	9,283.6	0.9%	7.6%
Total equity	23,779.8	24,721.7	25,181.6	1.9%	5.9%

Total liabilities and equity	216,371.4	230,788.5	228,063.1	-1.2%	5.4%

19

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of income	YTD 2016	YTD 2017	Δ	3Q16	2Q17	3Q17	Δ
			2017 vs. 2016				3Q17 vs. 2Q17	3Q17 vs. 3Q16
Interest income
Loan portfolio interest	12,241.6	13,460.4	10.0%	4,290.3	4,499.0	4,470.5	-0.6%	4.2%
Interests on investments in debt securities	685.3	658.6	-3.9%	216.3	229.5	191.2	-16.7%	-11.6%
Total interest income	12,926.9	14,119.1	9.2%	4,506.7	4,728.5	4,661.6	-1.4%	3.4%
Interest expense
Checking accounts	200.6	236.5	17.9%	64.7	77.8	72.0	-7.4%	11.2%
Time deposits	2,475.0	2,736.1	10.5%	926.1	930.7	887.6	-4.6%	-4.2%
Savings deposits	1,522.8	1,529.3	0.4%	542.2	499.0	455.8	-8.7%	-15.9%
Total interest expenses on deposits	4,198.4	4,502.0	7.2%	1,533.1	1,507.4	1,415.4	-6.1%	-7.7%
Borrowings	1,729.7	1,643.1	-5.0%	594.4	543.9	531.5	-2.3%	-10.6%
Interbank borrowings and overnight funds	494.1	218.5	-55.8%	177.4	80.8	55.0	-32.0%	-69.0%
Borrowings from banks and others	369.1	551.1	49.3%	113.4	185.2	178.7	-3.5%	57.5%
Bonds	866.4	873.5	0.8%	303.6	277.9	297.9	7.2%	-1.9%
Borrowings from development entities	158.9	121.6	-23.4%	54.7	40.8	38.6	-5.5%	-29.5%
Total interest expense	6,086.9	6,266.7	3.0%	2,182.2	2,092.1	1,985.5	-5.1%	-9.0%
Net interest income	6,839.9	7,852.4	14.8%	2,324.4	2,636.4	2,676.1	1.5%	15.1%
Impairment loss
Impairment loss on loans and accounts receivable	2,142.3	2,993.4	39.7%	695.7	1,110.7	1,091.4	-1.7%	56.9%
Recovery of charged-off assets	(181.6)	(186.3)	2.6%	(71.0)	(66.2)	(65.2)	-1.4%	-8.1%
Impairment loss on other assets	85.5	16.8	-80.4%	7.2	10.0	1.2	-88.5%	-84.0%
Impairment loss, net	2,046.2	2,823.9	38.0%	631.9	1,054.6	1,027.3	-2.6%	62.6%
Net interest income, after impairment loss	4,793.8	5,028.5	4.9%	1,692.5	1,581.8	1,648.8	4.2%	-2.6%
Income from commissions and fees
Banking fees (1)	2,681.5	2,837.9	5.8%	878.7	950.3	968.3	1.9%	10.2%
Trust activities	145.5	227.9	56.6%	70.5	75.9	75.2	-1.0%	6.6%
Pension and severance fund management	630.9	695.3	10.2%	211.0	227.5	227.0	-0.2%	7.6%
Bonded warehouse services	137.3	128.5	-6.4%	47.8	43.9	40.4	-8.1%	-15.6%
Total income from commissions and fees	3,595.1	3,889.6	8.2%	1,208.1	1,297.6	1,310.8	1.0%	8.5%
Expenses for commissions and fees	446.3	476.4	6.8%	152.5	163.4	162.1	-0.8%	6.3%
Net income from commissions and fees	3,148.9	3,413.2	8.4%	1,055.6	1,134.3	1,148.8	1.3%	8.8%
Net trading income	487.0	382.5	-21.4%	153.2	283.4	66.9	-76.4%	-56.3%
Net income from financial instruments designated at fair value	130.5	147.5	13.0%	43.5	58.0	45.3	-22.0%	4.1%
Other income (expense)
Foreign exchange gains (losses), net	533.6	346.3	-35.1%	136.4	(1.5)	151.6	N.A	11.1%
Net gain on sale of investments	205.1	28.4	-86.2%	18.5	10.9	13.6	25.2%	-26.3%
Gain on the sale of non-current assets held for sale	24.1	11.3	-53.2%	4.6	2.7	4.3	61.7%	-5.9%
Income from non-consolidated investments (2)	234.2	184.9	-21.0%	66.4	50.6	47.8	-5.4%	-27.9%
Net gains on asset valuations	(0.3)	18.1	N.A	(0.7)	12.8	6.3	-50.5%	N.A
Income from non-financial sector, net	649.6	459.4	-29.3%	224.2	127.9	159.3	24.6%	-28.9%
Other operating income	378.5	264.5	-30.1%	124.7	85.9	93.8	9.3%	-24.8%
Total other income (expense)	2,024.8	1,312.8	-35.2%	574.0	289.1	476.8	64.9%	-16.9%
Other expenses
Loss on the sale of non-current assets held for sale	6.2	5.5	-11.6%	2.5	1.3	0.1	-89.3%	-94.4%
Personnel expenses	2,603.7	2,741.6	5.3%	862.8	924.6	921.4	-0.3%	6.8%
General and administrative expenses	3,262.8	3,344.5	2.5%	983.9	1,099.5	1,101.5	0.2%	12.0%
Depreciation and amortization	333.5	385.8	15.7%	121.4	127.4	130.4	2.3%	7.4%
Other operating expenses	123.9	66.7	-46.2%	46.6	28.5	17.1	-40.0%	-63.3%
Total other expenses	6,330.1	6,544.0	3.4%	2,017.1	2,181.3	2,170.5	-0.5%	7.6%
Income before income tax expense	4,254.8	3,740.5	-12.1%	1,501.7	1,165.4	1,216.1	4.4%	-19.0%
Income tax expense	1,580.3	1,312.6	-16.9%	537.1	396.6	470.8	18.7%	-12.3%
Income from continued operations	2,674.5	2,427.9	-9.2%	964.7	768.8	745.3	-3.1%	-22.7%
Income from discontinued operations	0.1	-	-	0.1	(0.0)	0.0	-	-
Net income before non-controlling interest	2,674.4	2,427.9	-9.2%	964.6	768.8	745.3	-3.1%	-22.7%
Non-controlling interest	992.9	932.2	-6.1%	350.6	298.0	307.4	3.1%	-12.3%
Net income attributable to the owners of the parent company	1,681.5	1,495.7	-11.0%	613.9	470.8	437.9	-7.0%	-28.7%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes equity method and dividends

20

Item 2

1 IFRS 3Q17 Consolidated Earnings Results

2 Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”) . As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U . S . securities regulation as a “foreign private issuer” under Rule 405 of the U . S . Securities Act of 1933 . Grupo Aval is not a financial institution and is not supervised or regulated as a financial institution in Colombia . As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions . All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance . Although we are not a financial institution, until December 31 , 2014 we prepared the unaudited consolidated financial information included in these quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions . However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia . As a result, since January 1 , 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS . IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB . The unaudited consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated f ina ncial information for the second and third quarters of 2017, and the third quarter of 2016, may be subject to further amendments. This report may include forward - looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20 - F available at the SEC webpage . Recipients of this document are responsible for the assessment and use of the information provided herein . Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document . The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates . When applicable, in this document we refer to billions as thousands of millions . Disclaimer

Key messages of the quarter (1/2)

- There are a few indications which point to a recovery of the Colombian economy – GDP grew at 2% during 3Q2017 after observed growths of 1.2% in 2Q17 and 1.3% in 1Q17. Monthly inflation numbers keep coming in lower than consensus which bodes well for an annual inflation within the Central Bank's target of less than 4%. Stability has returned to the COP/USD exchange rate and current account, trade and fiscal deficits are slowly subsiding.
- In any case, growth will be notoriously shy of our expectation at the beginning of the year. In fact, this year's GDP growth will likely only be of approximately 1.70%. However, should these trends continue, we estimate that 2018's GDP growth will near 2.50%.
- As we have said in previous calls, a slow economy has underpinned the slow growth in our loan portfolios. In fact, as we advised in our previous call, Aval banks have principally focused their efforts in controlling the deterioration of the qualities of their loan portfolios. This strategy has probably resulted in slower growth than our peers, but in our opinion has proven right. Evidence of the success of our strategy is observable upon comparing the quality of the loan portfolios of our banks versus the rest of the financial system. However, credit exposures to problem clients such as Electricaribe and SITP continued to impact our results during the third quarter, as will be further explained in the presentation, but the impact of the Electricaribe loan provisions is expected to be materially done by early 2018.
- On the positive side and proving our net assets sensitiveness, despite continuing to see a steep declining interest rate environment, our NIM only declined by approximately 15 bps during 3Q17. During 2017 NIM resilience has offset to some extent the increase in the provision expense and thus has limited the negative impact of the increase in the cost of risk in the ROE. Declining interest rates are expected to continue as well as NIM's but we expect that our cost of risk will also decline setting up ourselves for a stronger ROE in 2018.
- During 3Q2017, Porvenir continued to perform very favorably supported in: i) increase in new funds coming into the system, and ii) high returns on its AUM. On the other hand, Corficolombiana, continued its lackluster year as a result of a slow start in its infrastructure projects largely as a consequence of the financial system's uncertainty regarding the legal grounds for the final value to be recognized to the sponsors and financiers of Ruta del Sol in the liquidation of this project. This issue was just addressed in a manner that we deem fair for all involved via a modification to the Infrastructure Law which was recently approved by Congress and is only awaiting Presidential sanction. The next step which we expect to take place in December is that the ANI approves the long-awaited first payment to the Ruta del Sol financial creditors.
- Our Central American operation (30% of our business) continues to perform strongly. Growth seen in BAC's loan book (in USD) is greater than our Colombian loan portfolios, cost of risk is controlled (despite some events in Costa Rica and Panamá), efficiency is improving and ROE is sustained. This continues to prove to be an excellent investment for Aval and a great source of diversification.
- On a consolidated basis, during 3Q17 our total loans declined 0.2% versus 2Q17 (0.9% increase in absence of the impact of the close to 4% revaluation of the currency during the period). In the last twelve months our consolidated loan book grew by 7.9% (7.3% in absence of FX movements).

3

Grupo AVAL

Key messages of the quarter (2/2)

- Our 30 day PDL and our 90 day NPL deteriorated by approximately 20 bps in the quarter to 4.0% and 2.7% respectively. The positive element in this quarter, on this regard, is that our consumer portfolio quality improved 10 bps versus the previous quarter. This is clearly differentiating us versus our peers as their indicators continue to show deterioration while they continue to grow faster than we do. A second positive element is that the PDL formation continues to show a positive trend.
- Cost of risk for the quarter, net of recoveries, was 2.6% versus 2.7% in the previous quarter, including a Ps. 150,000 mm provision expense related to Electricaribe (versus Ps. 108,000 mm during 2Q17). Electricaribe accounted for 40 bps of the cost of risk during the quarter.
- Total Deposits declined by 2.2% in the quarter (-1.1% excluding the impact of FX movement in our Central American operation) and in the last twelve months Deposits grew by 7.9% (+7.3% excluding FX movements), once again evidencing a deceleration during 3Q17 in sync with a slow economy.
- Partly as a consequence of the continued growth slowdown and partly as a consequence of the FX revaluation of the period, the third quarter was one in which our consolidated equity ratios improved. Our total equity to total assets ratio improved from 10.7% in June 30, 2017 to 11.0% in September 30, 2017 and our tangible capital ratio improved from 7.6% to 8.0%.
- As mentioned before, the NIM of our consolidated operation declined by approximately 15 bps to 5.9% during the quarter. Our consolidated NIM on loans remained constant at 7.0% during the quarter and our consolidated NIM on total investments had a sub-stellar performance with a ratio of 0.3% versus 1.4% in the previous quarter.
- Our gross fee Income grew by 1.0% in the quarter when compared to the second quarter of 2017. This performance continues to surpass the growth of our balance sheet.
- Our other operating income for the period was Ps. 525.2 billion for the quarter versus Ps. 493.1 billion in the previous quarter supported by a better performance of our Non-financial sector.
- Our consolidated efficiency ratio showed a slight improvement measured as cost to income: 46.8% in 3Q17 versus 46.9% during 2Q17.
- Our implicit tax rate was 40.3% which compares negatively versus 35.6% during the previous quarter. This is due to some recoveries that we had during the first semester of the year.
- As mentioned before, partly as a result of continuing provision expenses attributable net income for the quarter was Ps 437.9 billion or 20 pesos per share, compared to Ps. 470.8 billion in 2Q17.

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5 GDP Growth Expectations (%) Source: Bloomberg Consensus Source: DANE. Unemployment (%) Current Account (% of GDP, quarterly) Source: Banrep and DANE . Macroeconomic context – Colombia (1/3) 9.9% 9.0% 8.4% 9.0% 8.5% 9.2% 9.6% 8.4% 8.7% 8.6% 8.7% 2012 2013 2014 2015 2016 2017 Unemployment as of September of each period Unemployment as of December of each period 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 2017E 2018E 1.7 2.6 (2.6%) (3.6%) (10.0%) (8.0%) (6.0%) (4.0%) (2.0%) 0.0% 2.0% 4.0% Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Trade balance Current Account Deficit

6 2% 4% 6% 8% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Colombian Central Bank's Interest rate (EoP) DTF(1) IBR(2) 5.31% 4.75% 4.56% 2.0% 4.05% 4.75% 0% 3% 5% 8% 10% 4Q12 2Q13 4Q13 2Q14 4Q14 2Q15 4Q15 2Q16 4Q16 2Q17 Nov-17 Real GDP growth Inflation Colombian Central Bank's Interest rate Inflation (%) Source: Banrep Source: Banrep. (1) End of period DTF rate (2) End of period 3 - month interbank (IBR) rate Source: Banrep and DANE. Inflation as of October 2017 and Colombian Central bank’s interest rate as of November 2017. Central Bank’s Monetary Policy Macroeconomic context – Colombia (2/3) Oct - 17: 4.10% 2014: 4.4% 2015: 3.1% 2016: 2.0% 2013: 4.9% 2012: 4.0% FY GDP 2.4% 2.2% 1.9% 2.8% 3.7% 4.4% 6.8% 8.6% 5.7% 4.0% 4.1% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 12-Month inflation Lower target range Upper target range Nov - 17

7 Source: Bloomberg Source: Bloomberg. ( 100=Jan 31, 2016) Colombian Peso Exchange Rate COP vs Emerging markets’ currencies Colombian Peso vs WTI US$/barrel Macroeconomic context – Colombia (3/3) 60 70 80 90 100 110 120 130 140 150 160 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Colombian Peso Brazilian Real Mexican Peso Chilean Peso Peruvian Nuevo Sol Turkish Lira South African Rand 1,700 2,200 2,700 3,200 3,700 20 40 60 80 100 120 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 WTI (US$ - Lhs) COP Exchange Rate 3Q16 2Q17 3Q17 3Q17 vs. 3Q163Q17 vs. 2Q17 Average 2,948.972,920.252,974.59 0.87% 1.86% End of Period 2,880.083,050.432,936.67 1.96% -3.73%

8 Macroeconomic context – Central America Source: IMF as of October 2017 (*) Average growth of all the Central American countries Real GDP CAGR Evolution Source: SECMCA, last twelve months as of June 2017 Oil & gas imports / Total imports (%) Source: SECMCA Central Banks’ Monetary Policies 4.0% 5.6% 4.8% 4.2% 3.8% 3.4% 2.0% 3.9% 5.6% 4.4% 3.8% 3.5% 3.8% 2.2% Central America* Panama Nicaragua Costa Rica Guatemala Honduras El Salvador CAGRs '13-'16 CAGRs '16-'19 0% 1% 2% 3% 4% 5% 6% 7% Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 CR GU HO 5.50% 4.50% 3.00% 9.6% 8.2% 7.4% 11.9% 10.2% 13.2% 9.9% Central america Panama Costa Rica El Salvador Guatemala Honduras Nicaragua

9 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. (2) Net loans and leases include interbank and overnight funds. 216.4 230.8 228.1 3Q16 2Q17 3Q17 3Q17 / 3Q16 = 5.4% 3Q17 / 2Q17 = - 1.2% 3Q17 / 3Q16 = 4.8% 3Q17 / 2Q17 = - 0.1% Growth excl. FX movement of Central American Operations 66.2% 10.0% 1.7% Net loans and leases Fixed income investments Unconsolidated equity investments Other 66.2% 10.0% 1.7% 22.1% 3Q16 68.0% 9.6% 1.7% 20.7% 3Q17 Colombian operations , 72.3% Foreign (1) , 27.7% Colombian operations , 70.7% Foreign (1) , 29.3% Colombian operations , 71.2% Foreign (1) , 28.8% 68.1% 9.3% 1.7% 20.9% 2Q17

10 Loans and receivables Gross loans Gross loans Breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds % Growth excluding FX movement of Central American Operations 144.1 155.7 155.4 3Q16 2Q17 3Q17 3Q17 / 3Q16 = 7.9% 3Q17 / 2Q17 = - 0.2% 3Q17 / 3Q16 = 7.3% 3Q17 / 2Q17 = 0.9% Growth excl. FX movement of Central American Operations 59.0% 58.8% 58.4% 31.0% 31.1% 31.4% 9.7% 9.9% 9.9% 0.3% 0.3% 0.3% Commercial Consumer Mortgages Microcredit 6.7% 9.2% 10.6% 2.0% 6.3% 8.5% 9.3% 2.0% 3Q17 / 3Q16 3Q16 2Q17 3Q17 144.1 155.7 155.4 Gross loans 3Q17 / 2Q17 - 0.8% 0.8% 0.2% 0.0% 0.0% 2.1% 2.5% 0.0%

11 Loan portfolio quality 0.7x 0.7x 0.7x 3Q16 2Q17 3Q17 Charge offs / Average NPLs 2.8% 3.1% 3.4% 1.4x 1.3x 1.2x 0.9x 0.8x 0.8x 3Q16 2Q17 3Q17 Allowances / NPLs Allowance / 30+ PDLs Allowance / Gross loans 3.1% 3.8% 4.0% 1.9% 2.5% 2.7% 3Q16 2Q17 3Q17 30 days PDLs / Total loans NPLs / Total loans 1.9% 2.9% 2.8% 1.7% 2.7% 2.6% 3Q16 2Q17 3Q17 Impairment loss / Average loans Impairment loss (net of recoveries of charged-off assets) / Average loans (1) 30 days PDLs and NPLs include interest account receivables. (2) NPL defined as loans more than 90 days past due (1) 30 days PDLs and NPLs include interest account receivables. (1)(2) (1)(2) (1)(2) (1) (1) Impairment loss / Average loans Impairment loss, net / Average loans Cost of Risk

12 Loan portfolio quality 3Q16 2Q17 3Q17 3Q16 2Q17 3Q17 Commercial 2.3% 3.0% 3.4% 1.8% 2.5% 2.8% Consumer 4.5% 5.2% 5.1% 2.2% 2.7% 2.7% Mortgages 3.3% 3.5% 3.7% 1.7% 1.9% 2.0% Microcredit 13.5% 15.4% 15.2% 9.0% 10.7% 10.9% Total loans 3.1% 3.8% 4.0% 1.9% 2.5% 2.7% Past due loans (1) Non-performing loans (2) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) NPL defined as loans more than 90 days past due including interest accounts receivable Figures in Ps. Billions 3Q16 4Q16 1Q17 2Q17 3Q17 Initial PDLs 4,203 4,432 4,484 5,393 5,843 New PDLs 716 678 1,537 1,090 1,032 Charge-offs (487) (627) (629) (640) (693) Final PDLs 4,432 4,484 5,393 5,843 6,182

13 Funding Figures in Ps. Trillions 3Q16 2Q17 3Q17 Others 0.3% 0.3% 0.3% Time deposits 42.9% 43.2% 42.8% Checking accounts 20.8% 22.0% 21.6% Savings accounts 36.0% 34.5% 35.2% Total deposits 3Q17 / 3Q16 = 7.9% 3Q17 / 2Q17 = - 2.2% 136.2 150.1 146.9 Deposit composition 3Q17 / 3Q16 = 7.3% 3Q17 / 2Q17 = - 1.1% Growth excl. FX movement of Central American Operations 3Q16 2Q17 3Q17 Interbank borrowings 5.3% 3.4% 4.1% Long term bonds 9.6% 8.8% 9.6% Banks and others 10.1% 11.2% 10.2% Deposits 75.0% 76.6% 76.2% Total funding 181.5 195.9 192.9 Funding composition 3Q17 / 3Q16 = 6.2% 3Q17 / 2Q17 = - 1.5% 3Q17 / 3Q16 = 5.7% 3Q17 / 2Q17 = - 0.5% Growth excl. FX movement of Central American Operations 0.95x 0.96x 0.95x 3Q16 2Q17 3Q17 Deposits / Net loans (%) 16.1% 15.3% 14.9% 3Q16 2Q17 3Q17 Cash / Deposits (%)

14 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 3Q16 2Q17 3Q17 Minority interest 8.6 9.2 9.3 Attributable equity 15.2 15.5 15.9 3Q17 / 3Q16 = 5.9% 3Q17 / 2Q17 = 1.9% 23.8 24.7 25.2 15.2 15.5 15.9 3Q16 2Q17 3Q17 Attributable shareholders equity 3Q17 / 2Q17 = 2.4% 3Q17 / 3Q16 = 4.9% Total equity / Assets Tangible capital ratio (1) 11.0% 10.7% 11.0% 7.9% 7.6% 8.0% (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and o the r Intangibles. 3Q162Q173Q17 3Q162Q173Q17 3Q162Q173Q17 3Q162Q173Q17 Primary capital (Tier 1) 9.5 9.4 9.1 10.4 10.5 10.5 9.6 9.6 9.3 10.5 11.2 11.1 Solvency Ratio 14.4 14.2 14.0 12.9 12.7 12.7 9.7 11.2 10.9 11.5 12.4 12.4

15 NIM – Net Interest Margin (1/3) Composition of Interest Earning Assets Composition of funding Calculated as composition of average balance for the period. Non - Financial Sector + HoldCo refers to companies from the non financial sector and the sum of Grupo Aval Acciones y Valores S.A. + 100% owned and guaranteed subsidiaries, net of eliminations. 99.5% 98.7% 98.7% 0.5% 1.3% 1.3% 3Q16 2Q17 3Q17 Financial Sector Non-Financial Sector + HoldCo 94.8% 95.0% 94.8% 5.2% 5.0% 5.2% 3Q16 2Q17 3Q17 Financial Sector Non-Financial Sector + HoldCo

16 7.1% 7.2% 7.2% 7.1% 7.2% 7.2% 6.0% 6.5% 7.0% 7.5% 3Q16 2Q17 3Q17 Financial Sector Consolidated NIM – Net Interest Margin (2/3) Average Yield on Loans Average Cost of Funds Average Spread (Yield on Loans – Cost of Funds) 11.7% 11.5% 11.2% 11.9% 11.6% 11.3% 10.0% 11.0% 12.0% 3Q16 2Q17 3Q17 4.7% 4.2% 4.0% 7.2% 6.1% 6.3% 4.8% 4.3% 4.1% 3Q16 2Q17 3Q17

17 NIM – Net Interest Margin (3/3) Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) 3Q16 2Q17 3Q17 3Q17 / 3Q16 3Q17 / 2Q17 2.5 2.8 2.7 10.7% -1.2% Net interest income(1) (trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 5.9% for 3Q17, 5.9% for 2Q17 and 5. 6% for 3Q16 . (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 6.1% 6.3% 6.1% 5.8% 6.1% 5.9% 3Q16 2Q17 3Q17 7.0% 7.2% 7.2% 6.8% 7.0% 7.0% 3Q16 2Q17 3Q17 1.1% 1.6% 0.4% 0.5% 1.4% 0.3% 3Q16 2Q17 3Q17 Financial Sector Consolidated

18 Fees and other operating income Figures in Ps. Billions (1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss. (2) Includes equity method income, dividend income and other income . Other operating income 72.7% 73.2% 73.9% 5.8% 5.9% 5.7% 17.5% 17.5% 17.3% 4.0% 3.4% 3.1% 3Q16 2Q17 3Q17 Gross fee income Banking fees Trust and portfolio management activities Pension fees Other 1,208.1 1,297.6 1,310.8 3Q17 / 2Q17 = 1.0% 3Q17 / 3Q16 = 8.5% 3Q17 / 3Q16 = 8.1% 3Q17 / 2Q17 = 0.2% Growth excl. FX movement of Central American Operations 3Q16 2Q17 3Q17 Income from non-financial sector, net 224.2 127.9 159.3 Gains on valuation of assets -0.7 12.8 6.3 Net income from financial instruments designated at fair value 43.5 58.0 45.3 Derivatives and foreign exchange gains (losses), net (1) 139.0 144.4 154.6 Income from non-consolidated investments and other (2) 214.2 150.0 159.6 Total other operating income 620.1 493.1 525.2

19 Efficiency ratio 45.9% 46.9% 46.8% 3Q16 2Q17 3Q17 3.4% 3.5% 3.5% 3Q16 2Q17 3Q17 Efficiency Ratio is calculated as personnel plus administrative and other expenses excluding wealth tax divided by net interest income plus net trading income, other income and fees and other services income, net ( e xcluding others). Operating expenses / Total Income Operating expenses / Average Assets Efficiency Ratio is calculated as annualized personnel plus administrative and other expenses excluding wealth tax divided by average of total assets.

20 613.9 470.8 437.9 3Q16 2Q17 3Q17 Net income attributable to controlling interest $27.6 $21.1 $19.7 EPS 22,281 22,281 22,281 Avg shares $29.0 645.3 Profitability (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets . (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. Figures in Ps. Billions 1.8% 1.3% 1.3% 3Q16 2Q17 3Q17 ROAA (1) 2.0% 16.2% 12.4% 11.2% 3Q16 2Q17 3Q17 ROAE (2) 12.4%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel